FORM 6K

SECURITIES & EXCHANGE COMMISSION

Washington, D.C.  20549

___________________

REPORT OF A FOREIGN ISSUER

Pursuant to Rule 13a - 16  or  15d - 16

The Securities Exchange Act of 1934

ANGLO SWISS RESOURCES INC.  (File # 0-08797)

(Translation of the Registrant's Name into English )

#309-837 West Hastings Street, Vancouver, B.C. Canada, V6C 3N6

(Address of principal Executive offices)

Attachments:

1.

Press Release(s) & Material Change Report May 2007

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

FORM 20 F      X            FORM 40F______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule  12g3 – 2 (b) under the Securities Act of 1934.

YES                     NO    X

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLO SWISS RESOURCES INC.

(Registrant)

Dated: June 6, 2007

BY:

Chris Robbins

It’s       Vice President

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Anglo Swiss Resources Inc.

Suite 309 - 837 West Hastings Street

Vancouver, BC V6C 3N6

604-683-0484

Fax: 604-683-7497

June 6, 2007

Securities & Exchange Commission

VIA EDGAR

450 Fifth Street N.W.

Washington, D.C.

USA  20549

Dear Sir or Madam:

RE:

ANGLO SWISS RESOURCES INC.

SEC FILE NO.  0-08797

FORM 6K

On behalf of Anglo Swiss Resources Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ANGLO SWISS RESOUCES INC.

(s) Chris Robbins

Per:

Chris Robbins

Vice  President

May 29, 2007

Anglo Swiss Resources Announces a New Work Program for its Historic Kenville Mine Property To Target a Large Copper, Gold, Silver, Molybdenum Anomaly

VANCOUVER, BC.  May 29, 2007.  Anglo Swiss Resources Inc. (TSX.V-ASW & OTCBB-ASWRF) intends to immediately commence a new planned work program on its historic Kenville Mine Property located near the City of Nelson in southeastern British Columbia.  The initial work program is along a NW/SE trend, originally discovered by Teck Corp operating as a option joint venture partner in 1995 and 1996. The Company’s 2007 program will be supervised by Glen Macdonald, P.Geo, a qualified person as defined in NI 43-101.

The Company will announce further work programs as they are implemented.

Gold Standard Resources Corp., Babylon Enterprises Ltd., Foaming Holdings Ltd., Glacial Holdings Inc., and Tracer Enterprises Ltd., former optionees under an Option Joint Venture Agreement with Anglo Swiss respecting the Kenville Mine Property, have been notified by Anglo Swiss of its position that the Option Joint Venture Agreement is at an end.   Further to the disclosure contained in the Anglo Swiss news release dated January 26, 2007, several of these optionees have commenced a lawsuit against Anglo Swiss disputing this position.  Anglo Swiss considers the claims made in this lawsuit without merit.

On a related matter, Terasen Gas has recently commenced a lawsuit against the former optionees alleging certain of the work they performed on the Kenville Mine Property adversely impacted its pipeline that runs through an easement on this Property.  Anglo Swiss has also been named a defendant in this lawsuit as the owner of the Property.

On behalf of the Board,

Len Danard
President & CEO

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM . Reporting Issuer

Anglo Swiss Resources Inc. (the “Company”)

#309 – 837 West Hastings Street

Vancouver, British Columbia,  V6C 3N6

Phone: 604-683-0484

ITEM 2. Date of Material Change

April 30, 2007*

ITEM 3. Press Release

The Press Release was issued by the Company in Vancouver, British Columbia, announcing the proposed private placement offering on April 16, 2007, via CCN Mathews News Service. The Exchange Acceptance Release was issued on May 22, 2007.

ITEM 4. Summary of Material Change

The Company has distributed 5,000,000 common shares through a private placement closed on April 30, 2007. The private placement consisted of 5,000,000 Units issued to 26 participants consisting of 5,000,000 common shares at $0.10 per share, plus 5,000,000 half warrants, each whole warrant  to purchase an additional 2,500,000 common shares at $0.20 per share until April 30, 2008. The common shares will bear a restrictive legend as per regulatory guidelines.

ITEM 5. Full Description of Material Change

See attached News Release.

* Exchange approval received on May 22, 2007.

ITEM 6. Reliance on Section 7.1(2) or (3) of NI 51-102

Not applicable.

ITEM 7. Omitted Information

Not applicable.

ITEM 8 Senior Officers

For further information please contact:

 Chris Robbins

 Vice-President

 #309 – 837 West Hastings Street

 Vancouver, BC  V6C 3N6

 Tel: (604) 683-0484. email: info@anglo-swiss.com

ITEM 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 24th day of May, 2007.

ANGLO SWISS RESOURCES INC.

Per:

s/  “Chris Robbins”

Chris Robbins

Director

cc: TSX Venture Exchange

END.